CAYMAN ISLANDS GOVERNMENT

THE TAX CONCESSIONS LAW
UNDERTAKING AS TO TAX CONCESSIONS

In accordance with the Tax Concessions Law the following undertaking is hereby given to

Union Acquisition Corp. "the Company"

(a) That no Law which is hereafter enacted in the Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to the Company or its operations; and

(b) In addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable

(i) on or in respect of the shares debentures or other obligations of the Company; or

(ii) by way of the withholding in whole or in part of any relevant payment as defined in the Tax Concessions Law.

These concessions shall be for a period of TWENTY (20) years from the 28th day of November 2017.

CABINET OFFICE CAYMAN ISLANDS

CLERK OF THE CABINET